07020524

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING SECTION RECEIVED JAN 2? 2007 WASH., D.C. 186

082-35037

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/12/2006

TIME: 10:03:44

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL secures cornerstone investment in QGC

SUPPL

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

1/24

Transaction Timing

The investment by AGL is subject to QGC shareholder approval at a QGC extraordinary general meeting expected to be held in February 2007. Under a separate agreement, QGC will also be seeking approval from its three per cent shareholder and joint venture partner, Sentient Gas, to convert its joint venture interests into additional QGC shares. Both transactions are fully supported by the QGC board of directors.

Further enquiries:
Media
Jane Counsel, Media Relations Manager
Mobile: + 61 (0) 416 275 273
e-mail: jcounsel@agl.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au



Location of QGC Interests

ACQUISITION FACT SHEET

Reserves

- On 8 November 2006, QGC reported its share of certified CSM reserves had substantially increased from levels announced in February 2006. Proved (1P) reserves increased 55 per cent to 228 PJ and 2P reserves increased 64 per cent to 695.3 PJ. Proved plus probable plus possible (3P) reserves increased to 2,555.97 PJ
- On 1 December 2006, the independent gas expert Netherland Sewell & Associates Inc provided economic certification of QGC's reserve upgrades.
- Following the Sentient Gas transaction announced today, QGC's share of 1P reserves will increase by 8 per cent to 245.6 PJ, 2P reserves will increase by 7 per cent to 741.2 PJ and 3P reserves will increase by 8 per cent to 2,755.3 PJ.

AGL GSA and sales volumes

- If the transaction is approved by QGC shareholders in early 2007, sales under the AGL GSA would commence on 1 January 2008 and terminate at the end of 2027.
- The majority of the GSA's gas would be intended for sales into AGL's recently acquired Sun Gas portfolio in Queensland, but could also provide a competitively priced supply into AGL's southern markets and/or secure other Queensland markets of interest such as Mt Isa.
- In addition to the GSA volume, AGL has the option to call on two tranches for up to 100 PJ on similar terms to the GSA. Each tranche is for up to 5 PJ per annum for up to 20 years.
- After factoring in the GSA and option volumes, AGL still anticipates requiring additional gas supplies in the medium to long term. This requirement could be supplied by PNG gas if that project proceeds.

QGC's interests

- At the moment 100 per cent of QGC's CSM production interests are located on the Berwyndale South CSM field. QGC has a 100 per cent interest in the field and associated gas sales contracts. This anticipates that Sentient Gas will convert its 10 per cent interest in Berwyndale South and 10 per cent interest in CS Energy and Braemar contracted gas sales into an additional 10 per cent QGC shareholding.
- QGC is also developing the nearby Argyle CSM field to be linked to Berwyndale South, with contract sales due to commence in mid 2007. QGC has a 59.375 per cent JV interest in the field and is operator. Origin Energy holds the remaining 40.625 per cent JV interest.
- In addition to Berwyndale South and Argyle, QGC holds approximately 60-70 per cent interests in the Bellevue and Kenya East CSM fields.
- The company also holds exploration JV interests across a number of Surat Basin ATPs.

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

December 5, 2006

AGL secures cornerstone investment in QGC

AGL Energy Limited (AGL) today announced it had reached agreement with Queensland Gas Company Limited (QGC) to take a cornerstone investment of 27.5 per cent for up to $292 million. As part of the transaction AGL will also enter into a 540 petajoule (PJ), 20-year Gas Supply Agreement (GSA) with QGC.

AGL Managing Director Paul Anthony, said: "This is a very significant and mutually beneficial transaction for both AGL and QGC. For AGL, we again deliver against our integrated strategy by taking an equity stake in a producing gas reserve while also securing a long term, very competitively priced GSA on market leading terms. For QGC, it secures a sizeable capital injection to rapidly develop and commercialise its substantial resource base while adding a cornerstone shareholder with a pre-eminent channel to market and considerable gas development and marketing skills."

Transaction Highlights

- **Very attractive NPV outcome and excellent high teen equity return**
- **Initially delivers AGL a 27.5 per cent ownership stake in QGC via placement to AGL at $1.44 per share, for a cash outlay of up to $292 million**
- **AGL secures 540 PJ, 20-year, GSA with additional 200 PJ option, below the current average price of AGL's wholesale gas portfolio**
- **Delivers further diversity, flexibility and price stability to AGL's wholesale gas portfolio on favourable terms and conditions**
- **Delivers AGL a $22.5 million (total) gas market development services fee payable by QGC over three years**
- **QGC to undertake an off-market share buy-back at $1.44 per share for up to 12.5 per cent of the enlarged share capital post-AGL share issue**
- **AGL's ownership not to exceed 30 per cent after share buy-back with AGL to sell into the buy-back to the extent necessary to achieve that outcome**
- **AGL entitled to appoint three out of nine directors to the QGC board**
- **Transaction is subject to QGC shareholder approval**

Strategic Rationale

The transaction represents a further deployment of the AGL integrated "four corners" strategy by delivering a competitively priced equity stake in a proven and producing upstream gas reserve. AGL will continue to focus on developing a portfolio of similar stakes in proven, producing gas reserves where it can leverage off the operational expertise of various operators by adding its own leading channel to market and energy market development capabilities.

"As well as delivering our wholesale energy portfolio further fuel diversity, price competitiveness, stability and longevity of gas supply, this transaction is also a perfect fit with our recent acquisition of Sun Gas which has 70,800 customers in south-east Queensland representing approximately 50 per cent of Queensland's mass market customer base," Mr Anthony added.

Mr Anthony said that QGC's assets, which are based around the Surat Basin, also complemented AGL's recently acquired half-share in the Moranbah Gas Project based around the Bowen Basin.

"This provides a useful additional resource diversification for AGL centred around two truly world class coal seam methane (CSM) basins," he said.

Gas Supply Agreement and Gas Market Development Services Agreement

As part of the transaction, AGL has also secured a market leading GSA and a Gas Market Development Services Agreement (GMDSA).

The 540 PJ, 20-year GSA (scheduled to commence in 2008) and an additional 200 PJ optional volume are on pricing terms below AGL's current average gas portfolio price. The GSA offers flexible terms for delivery point, load factor and annual contract quantities that increase over time as production increases at QGC's gas fields and supplies from AGL's existing contracts decline. The additional 200 PJ call option to AGL also delivers considerable flexibility allowing for the volume to be exercised in two tranches of up to 100 PJ each. The security of arrangement is also enhanced by the requirement for QGC to allocate any additional reserves against this option.

"The GSA has been struck on market leading terms with attractive features compared to our existing portfolio of gas supply contracts. It also delivers additional portfolio security and longevity of gas supply as our existing contracts mature," Mr Anthony added.

AGL will also enter into a three-year GMDSA with a total fee payable by QGC of $22.5 million phased over the initial three years whereby AGL will provide market development services to QGC and grant QGC access to its unutilised pipeline capacity.

Financial & Funding Details

On a stand-alone basis, the transaction is forecast to be mildly earnings per share (EPS) decretive by around 1 cent per share (on average) over the initial three-year period commencing in financial year 2008. This guidance does not however include any positive upside to AGL's investment return from potential gas market development contract opportunities to QGC or AGL's opportunity to gain further market share from securing the 540 PJ GSA and 200 PJ option on terms that improve the competitiveness of AGL's overall wholesale gas portfolio.

"AGL achieves significant strategic and financial benefits from securing the competitively priced and flexible GSA which will allow us to leverage our sizeable channel to market on the back of QGC rapidly developing their reserves following our investment," Mr Anthony said.

"It's very much a win-win for both parties. By keeping QGC listed, all their shareholders can benefit from the longer term financial outcomes of this agreement and AGL will also share in the value of any additional reserves which are in excess of the volumes required to meet QGC's existing contractual agreements and the new AGL GSA," Mr Anthony added.

The transaction will result in no change to either AGL's prior 2007 financial year earnings guidance of $0.798 EPS or medium term earnings guidance of 15 per cent EPS growth.

AGL intends to fund the acquisition by way of a hybrid capital market instrument[1], currently anticipated to be issued in the first quarter of calendar year 2007. AGL will structure the raising to ensure it preserves its current investment grade credit rating of BBB (Standard & Poor's).

---

[1] Could be in the form of either a debt or equity hybrid, full details will be disclosed no later than with the release of the AGL 2007 interim result in February 2007

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2006

TIME: 09:43:55

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Annual Power & Electricity Congress

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

australia's energy security

paul anthony, agl managing director & ceo



17th annual power & electricity congress

November 2006

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agenda

- australia's energy reserves
- the global energy market
- supplying electricity in Australian markets
- greenhouse gas emissions and carbon risk
- australia's energy mix moving forward
- conclusions

australian energy reserves

abundant reserves of gas, coal & uranium

gas

- ~ 2.52 trillion cubic metres of natural gas reserves
  - 1.4% of world reserves (179.83 trillion cubic metres)
  - at current production of 37.1 billion cubic metres, life of 67.9 years

coal

- ~ 78,500 million tonnes of coal reserves
  - 8.6% of world reserves
  - at current production of 369 million tonnes per annum, life of 213 years

uranium

- ~ 1,000,000 tonnes of recoverable uranium reserves.
  - around 30% of known global reserves
  - further 33% in developing/emerging countries

Source: BP Statistical Review of World Energy 2006, Uranium Information Centre (2005)

australian energy reserves

oil – a different story

- end 2005, estimated world oil reserves ~1200 thousand million barrels
  - estimated world oil consumption ~30 thousand million barrels annually
  - with present reserves and at current consumption, life of 40 years
  - consumption growing significantly
  - pressure on to find additional reserves to meet ongoing demand

- end 2005, estimated Australian oil reserves ~4 thousand million barrels
- at current production of 202 million barrels per year, life of 20 years
- consumption already 50% higher than its domestic production

Source: BP Statistical Review of World Energy 2006

distribution of world energy reserves

where are the energy reserves?



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Coal
Gas
Oil
Uranium
Asia Pacific
Africa
Middle East
Europe
South America
North America

Source: BP Statistical Review of World Energy 2006 & Uranium Information Centre

where is the demand?

global energy demand



350
300
250
200
150
100
50
0
Quadrillion btu
Mature market economies
Transitional economies
Emerging economies
Asia
1990
2002
2015
2025

Source: Energy Information Administration International Energy Outlook 2005

oil and gas prices

prices are rising



10
9
8
7
6
5
4
3
2
1
0
$US per million Btu
LNG Japan
US Natural Gas
Crude Oil OECD
Increases related to surging global demand
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: BP Statistical Review of World Energy 2006

coal prices

prices are rising



100
90
80
70
60
50
40
30
20
10
0
$US per tonne
Europe
US
Japan Coking
Increases related to surging global demand
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: BP Statistical Review of World Energy 2006

impact on trade balance

energy exports and energy imports



2500
2000
1500
1000
500
0
$ million
Coal, coke and briquette exports
Other mineral fuel exports
Fuel and lubricant imports
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: ABS International Trade in Goods and Services

australia's energy mix

projected primary energy consumption



Energy Demand (PJ)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2004
2009
2014
2019
2024
2029
Gas
Brown Coal
Black Coal

Source: ABARE (2005)

greenhouse gases

greenhouse gas policy may change our supply mix



120
100
80
60
40
20
0
kg CO2e per GJ
Black coal
Natural gas
Automotive gasoline

Source: AGO (2004)

electricity demand

growth in demand: NSW example



MTPASA Available Capacity (15th August 2006)
1 in 2 Yr Demand
Available Capacity
Demand for Reliability
Additional Capacity Req
Low Demand
Installed Capacity (MW)
18,000
17,000
16,000
15,000
14,000
13,000
12,000
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
0
0
0
0
327
703
1,066
1,473
1,986
2,417

Source: NEMMCO (2006)

least cost new supply

electricity generation output mix



black coal
brown coal
gas
hydro
renewable
TWh
350
300
250
200
150
100
50
0
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: WWF-Australia, AGL and Frontier Economics (2006)

least cost new supply

New electricity generation capacity



50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
MW
Black coal
Gas
Hydro
Renewable
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: WWF-Australia, AGL and Frontier Economics (2006)

greenhouse gases

without intervention, emissions would rise by around 40%


million tonnes
280
260
240
220
200
180
160
140
120
100
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: WWF-Australia, AGL and Frontier Economics (2006)

lower emissions supply mix

electricity generation output mix with a carbon constraint



black coal
brown coal
gas
hydro
renewable
TWh
350
300
250
200
150
100
50
0
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: WWF-Australia, AGL and Frontier Economics (2006)

lower emissions

lower emissions with a carbon constraint



million tonnes
280
260
240
220
200
180
160
140
120
100
Business as Usual
Carbon Constraint
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

Source: WWF-Australia, AGL and Frontier Economics (2006)

agl's response to a changing environment

Current generation mix
Total Equity MW = 1,767[1]


Gas
22%
Coal
39%
Hydro
37%

Potential generation mix post development projects
Total Equity MW = 4,381[1]


Coal
16%
Gas
51%
Hydro
18%

both the current & potential agl generation portfolios are well positioned to meet the future carbon constrained environment

[1] Includes off-take arrangements

conclusion

overall security but gaps exist

✓ gas

- significant reserves
- large export earner
- competitive domestic prices

✓? coal

- significant reserves
- large export earner
- greenhouse is an issue

? oil

- declining reserves
- significant import item
- Increased prices

✓ electricity

- competitive prices
- greenhouse reductions
- gas as the transitional fuel
- renewables

australia's energy security

paul anthony, agl managing director & ceo



17th annual power & electricity congress

November 2006

further information/contacts

a full range of information on agl including sustainability reports, annual reports, presentations and financial results are available from our website:

alternatively, contact:

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
email: gthompson@agl.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/12/2006

TIME: 16:07:32

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL-Alinta Transaction: Taxation Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

AGL Energy Limited
ABN 74 115 061 375

All registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1800 824 513
From outside Australia: +61 2 8280 7115
Fax: +61 2 9287 0303
Email: aglenergy@linkmarketservices.com.au

asx statement

11 December 2006

AGL-Alinta Transaction: Taxation Update

The Class Ruling referred to in AGL's Scheme Booklet dated 29 August 2006 is yet to be finalised by the Australian Taxation Office (ATO). The ATO has advised that some minor modifications will be made to the draft Class Ruling previously received although none of those modifications will change the conclusions reached regarding the tax implications for AGL Shareholders.

Following is an indicative update to the Table included on page 33 of Part 1 of the AGL Scheme Booklet dated 29 August 2006 setting out the expected relevant Capital Gains Tax (CGT) outcome for AGL Shareholders. While these details are not expected to change, they cannot be relied upon until after the ATO has published the final Class Ruling. This is expected to be no later than 31 January 2007.

Taxation Implications for Shareholders of the AGL – Alinta Transaction

Date original (old) AGL Shares acquired	**Is CGT payable as a result of the AGL – Alinta transaction?**	**What is the cost base of AGL Energy Shares and new Alinta Shares?**	**When were AGL Energy Shares and new Alinta Shares acquired for CGT purposes forward?**
Pre-CGT (i.e. original AGL shares acquired **before** 20 September 1985)	**No**	**$15.40 per share**	AGL Energy Shares **25 October 2006** new Alinta Shares **25 October 2006**
Post-CGT (i.e. original AGL shares acquired **after** 19 September 1985)	**No**	AGL Energy share cost base = **72.03%** x (old) AGL shareholding cost base pre the AGL – Alinta transaction new Alinta share cost base = **27.97%** x (old) AGL shareholding cost base pre the AGL – Alinta transaction	AGL Energy Shares **25 October 2006** new Alinta Shares **On the date original AGL Shares were acquired**

For most Australian taxation resident AGL Shareholders, the cost base of their original (old) AGL Shares will be the amount paid for those shares less the capital return of 50 cents per AGL Share paid in April 2005.

Details of AGL Energy and new Alinta shareholdings were detailed on Holding Statements mailed to participating shareholders in October 2006. The demerger ratio as at the Scheme Record Date of 18 October 2006 was one (1) AGL Energy Limited share and 0.5775 new Alinta shares for each (old) AGL share held at such date.

In terms of original (old) AGL shareholding cost bases, shareholders should refer to their original share purchase documentation to ascertain cost base amounts. The share registry does not maintain or have access to specific prices at which shareholders purchased AGL shares on the Australian Stock Exchange.

AGL shareholders seeking specific taxation advice must contact their taxation accountant or other suitably qualified advisor. Both AGL Energy Limited and its Share Registry, Link Market Services Limited, are legally unable to provide such advice.

End

ASX.Online@asx.com.au

15/12/2006 12:54 PM

To: jburgin@agl.com.au, gthompson@agl.com.au, pmcwilliams@agl.com.au
cc:
Subject: AGK - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 408699 as follows:
Release Time: 15-Dec-2006 12:53:52
ASX Code: AGK
File Name: 408699.pdf
Your Announcement Title: Innovative Funding for AGL Hallett Wind Farm

408699.pdf

AGL

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, NSW 2065
AUSTRALIA

Locked Bag 1837
St Leonards, NSW 2065 AUSTRALIA
www.agl.com.au

asx & media release

15 December 2006

Innovative funding for AGL Hallett Wind Farm

AGL Energy Limited (AGL) today announced it has secured an innovative, $258 million funding deal for the 95 megawatt (MW) AGL Hallett Wind Farm with Perpetual's Diversified infrastructure Fund that will see AGL retain all renewable, electricity output and asset naming rights through until 2033. Perpetual will fund Hallett's remaining development and construction costs and take ownership of the physical asset while AGL will continue to own the output and operate and maintain the wind farm.

AGL Managing Director Mr Paul Anthony said the transaction represented a continued rollout of AGL's strategy by enhancing its existing, sizeable renewable generation mix as well as providing financial benefits commensurate with its integrated energy company capital structure.

"This is an innovative way of funding our future capex requirements for plants of this nature, where AGL can effectively arbitrage the differing cost of capital between infrastructure investors and AGL," Mr Anthony said.

"Under these arrangements, we secure all of the vital operations, output and naming rights while extracting a development premium over and above the capital cost of construction. This transaction avoids both the funding requirements and associated cash flow impacts while at the same time delivering an Internal Rate of Return on our development well into double digits."

Mr Anthony added that the transaction was consistent with AGL's strategy and efforts to optimise capital structure to support the company's growth aspirations as a focussed energy company and deliver sustainable and competitive returns to its shareholders.

"The returns delivered to AGL from this transaction exceed those originally envisaged when the wind farm was approved for construction in its current ownership structure in January," he said.

Perpetual's Head of Infrastructure, Mr Roger Lloyd, added that the Wind Farm had significant benefits for Perpetual's Diversified Infrastructure portfolio and provided a very solid base for Perpetual's entry into the renewable energy infrastructure sector.

The AGL Hallett Wind Farm will also provide around 24 per cent of AGL's future Renewable Energy Certificate (REC) requirements. In calendar year 2008, AGL forecasts that it will generate approximately 69 per cent of its total REC requirements from internal, environmentally-friendly generation sources.

"AGL is a market leader in growing its portfolio of renewable generation output and Australia's largest retail energy developer of renewable wind energy. When you combine our existing Wattle Point Wind Farm offtake arrangements with the AGL Hallett Wind Farm and our plans to develop the world leading Macarthur Wind Farm, AGL is truly a wind farm developer of international scale," Mr Anthony added.

AGL is committed to the continued development of a carbon clean generation portfolio and sources with a current mix that comprises approximately 60 per cent from renewables and cleaner burn gas. "We continue to develop an energy business that can operate effectively and efficiently in a carbon constrained environment. Our current generation mix is already very competitive in terms of its environmental friendliness and within five years we will have a truly world class mix that is some 84 per cent sourced from renewable and cleaner burn gas sources," Mr Anthony said.

The total $258 million AGL Hallett Wind Farm transaction is payable by way of an initial $64 million payment in December 2006 with the balance of $194 million payable over the remaining period of the development and construction phase to May 2008. There is no change to AGL's prior 2007 financial year earnings guidance as the development gain on this transaction was incorporated into the guidance provided to the market within previous corporate cost-out numbers and the recent QGC market announcement.

The 45 turbine AGL Hallett Wind Farm, currently under construction, is scheduled for final commissioning in the fourth quarter of 2007 and at that time will be Australia's largest wind farm. AGL will continue to complete construction of the wind farm with Perpetual responsible for all ongoing project funding.

Further enquiries:

Media

Matt Horan, Cato Counsel
Mobile: 0403 934 958

Investors & Analysts

Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX.Online@asx.com.au

22/12/2006 12:08 PM

To: jburgin@agl.com.au, gthompson@agl.com.au, pmcwilliams@agl.com.au

cc:

Subject: AGK - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 411833 as follows:
Release Time: 22-Dec-2006 12:08:51
ASX Code: AGK
File Name: 411833.pdf
Your Announcement Title: ASX Statement 22 12 06

411833.pdf

AGL Energy Limited
ABN 74 115 061 375

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asx statement

22 December, 2006

AGL - Alinta Transaction: Class Ruling

AGL Energy Limited (AGL) advises that the Australian Taxation Office (ATO) has finalised and issued Class Ruling CR 2006/125 and associated Shareholder CGT worksheet in relation to the AGL-Alinta transaction, both of which are attached. The income tax treatment of the AGL-Alinta transaction described in the AGL Scheme Booklet dated 29 August 2006 is consistent with the income tax treatment described in the attached Class Ruling.

This information supersedes the prior tax update released by AGL to the ASX on 11 December 2006.

Class Ruling

Income tax: scrip for scrip roll-over: exchange of ordinary shares in The Australian Gas Light Company under the AGL Scheme of Arrangement: buy-back of converting shares

Contents Para

This publication provides you with the following level of protection:

This publication (excluding appendixes) is a public ruling for the purposes of the *Taxation Administration Act 1953*.

A public ruling is an expression of the Commissioner's opinion about the way in which a relevant provision applies, or would apply, to entities generally or to a class of entities in relation to a particular scheme or a class of schemes.

If you rely on this ruling we must apply the law to you in the way set out in the ruling (unless we are satisfied that the ruling is incorrect and disadvantages you, in which case we may apply the law in a way that is more favourable for you – provided we are not prevented from doing so by a time limit imposed by the law). You will be protected from having to pay any underpaid tax, penalty or interest in respect of the matters covered by this ruling if it turns out that it does not correctly state how the relevant provision applies to you.

What this Ruling is about

1. This Ruling sets out the Commissioner's opinion on the way in which the relevant provisions identified below apply to the defined class of entities who take part in the scheme to which this Ruling relates.

2. It should be noted that while this Ruling gives certainty to shareholders in respect of the issues addressed in the Ruling section, the Commissioner has not been asked to form a view, and has not formed a view, on other tax issues relating to the overall arrangements to merge The Australian Gas Light Company (AGL) and Alinta Limited (Alinta Ltd) and to 'spin-out' AGL Energy Limited (AGLEN).

Relevant provisions

3. The relevant provisions dealt with in this Ruling are:

- section 45A of the *Income Tax Assessment Act 1936* (ITAA 1936);
- section 45B of the ITAA 1936;
- Division 16K of Part III of the ITAA 1936;
- section 104-10 of the *Income Tax Assessment Act 1997* (ITAA 1997);
- section 109-10 of the ITAA 1997;
- subsection 115-30(1) of the ITAA 1997;
- subsection 116-20(1) of the ITAA 1997;
- Subdivision 124-M of the ITAA 1997; and
- Subdivision 130-C of the ITAA 1997.

All subsequent legislative references in this Ruling are to the ITAA 1997 unless otherwise stated.

Class of entities

4. The class of entities to which this Ruling applies are the shareholders of AGL who:

- owned ordinary shares in AGL and held these on capital account at the time of undertaking the AGL Scheme of Arrangement (the AGL Scheme);
- transferred their AGL shares to Numar Pty Limited (New Alinta Sub) in exchange for Alinta Mergeco Limited (referred to as New Alinta Ltd) ordinary shares and converting shares under the AGL Scheme;
- choose to obtain CGT roll-over under Subdivision 124 M;
- had their New Alinta Ltd converting shares bought back by New Alinta Ltd and were issued with AGLEN shares as consideration; and
- were residents of Australia within the meaning of that term in subsection 6(1) of the ITAA 1936 at the time the AGL Scheme was undertaken.

Qualifications

5. The Commissioner makes this Ruling based on the precise scheme identified in the Ruling.

6. The class of entities defined in this Ruling may rely on its contents provided the scheme actually carried out was carried out in accordance with the scheme described in paragraphs 14 to 31 of this Ruling. This class of entities are referred to as the 'AGL shareholders' throughout this Ruling.

7. If the scheme actually carried out was materially different from the scheme that is described in this Ruling, then:

- this Ruling has no binding effect on the Commissioner because the scheme entered into was not the scheme on which the Commissioner has ruled; and
- this Ruling may be withdrawn or modified.

Date of effect

9. This Ruling applies to the income year ended 30 June 2007 or substituted accounting period. However, the Ruling does not apply to taxpayers to the extent that it conflicts with the terms of settlement of a dispute agreed to before the date of issue of the Ruling. Furthermore, the Ruling only applies to the extent that:

- it is not later withdrawn by notice in the Gazette; or
- the relevant provisions are not amended.

10. If this Ruling is inconsistent with a later public or private ruling, the relevant class of entities may rely on either ruling which applies to them (item 1 of subsection 357-75(1) of Schedule 1 to the *Taxation Administration Act 1953* (TAA)).

11. If this Ruling is inconsistent with an earlier private ruling, the private ruling is taken not to have been made if, when the Class Ruling is made, the following two conditions are met:

- the income year or other period to which the rulings relate has not begun; and
- the scheme to which the rulings relate has not begun to be carried out.

12. If the above two conditions do not apply, the relevant class of entities may rely on either ruling which applies to them (item 3 of subsection 357-75(1) of Schedule 1 to the TAA).

Withdrawal

13. This Ruling is withdrawn and ceases to have effect after 30 June 2007. However, the Ruling continues to apply after its withdrawal in respect of the relevant provisions ruled upon to all entities within the specified class who entered into the specified scheme during the term of the Ruling, subject to there being no change in the scheme or in the entities involvement in the scheme.

Scheme

14. This description is based on a number of documents provided to the Commissioner. These documents, or relevant parts of them as the case may be, form part of and are to be read with this description. The relevant documents or parts of documents incorporated into this description of the arrangement include:

- Class Ruling application dated 6 June 2006 from Greenwoods & Freehills Pty Limited (Greenwoods & Freehills);
- Information received from Greenwoods & Freehills and AGL dated between 20 July 2006 and 17 November 2006 providing further details about the scheme;
- The AGL Share Scheme of Arrangement;
- Scheme Booklet for the AGL Scheme;
- Merger Implementation Agreement;
- The Transaction Implementation Deed;
- The Relationship Deed;
- The Regulatory Deed; and
- Draft Buy Back Agreement.

Note: where certain information received from AGL or Greenwoods & Freehills was provided on a commercial-in-confidence basis, it will not be disclosed or released under the Freedom of Information legislation.

Background

15. The scheme that is the subject of this Ruling involved the exchange of AGL shares for New Alinta Ltd ordinary and converting shares, and the buy-back of the converting shares in exchange for AGLEN shares (described in this Ruling as the AGL scheme – see paragraphs 22 to 29). This was part of a wider arrangement which involved a merger of AGL's and Alinta Ltd's infrastructure and asset management businesses and the separation of AGL's energy business to create two new listed entities. The exchange of AGL shares and buy-back of New Alinta Ltd shares occurred on 25 October 2006.

AGL

16. AGL is an Australian resident company which was listed on the Australian Stock Exchange (ASX) and was the head company of an existing tax consolidated group. AGL is a major retailer of gas and electricity, and has an extensive portfolio of wholly and partly-owned investments in energy infrastructure, infrastructure management and other energy businesses.

Alinta Ltd

17. Alinta Ltd is an Australian resident company which was listed on the ASX, and was the head company of an existing tax consolidated group. Alinta Ltd provides energy related products and services and manages, operates and owns assets in Australia and New Zealand.

18. Alinta Ltd and its subsidiaries were the registered holders of 90,904,997 AGL shares (amounting to approximately 19.9% of the issued shares of AGL) just before the AGL Scheme was undertaken. Of these shares, approximately 12 million (or 2.6% of AGL's issued shares) were subject to certain option deeds. The terms of the option deeds gave option holders the right to call for the Alinta Group to sell all or some of the AGL shares subject to the options. Alinta Ltd ceased to own the shares which were subject to the option deeds prior to the AGL Scheme being undertaken, either as a result of the options being exercised or by the relevant shares being transferred to a third party. Consequently, Alinta Ltd held approximately 17.3% of the AGL ordinary shares on issue at the time the AGL Scheme was implemented.

The merger transaction

19. AGL and Alinta Ltd merged their respective businesses by creating a separate ownership structure to hold their combined energy and their combined infrastructure assets. This merger was achieved under a series of interdependent steps outlined below.

Establishment of New Alinta Ltd consolidated group

20. New Alinta Ltd was established with an initial issued share capital of 2 ordinary shares, one held by the Chief Executive Officer of AGL and the other by the Chief Executive Officer of Alinta Ltd. New Alinta Ltd holds all the units in the Alinta Mergeco Trust which in turn holds all the issued shares in New Alinta Sub. Each of New Alinta Ltd, Alinta Mergeco Trust and New Alinta Sub are 'residents of Australia' within the meaning of that expression in subsection 6(1) of the ITAA 1936.

21. New Alinta Ltd made the choice to form a tax consolidated group comprising Alinta Mergeco Trust and New Alinta Sub, with New Alinta Ltd as the head company of that group. New Alinta Ltd ordinary shares are listed on the ASX and commenced trading on a deferred settlement basis on 12 October 2006.

The AGL Scheme

22. Following the formation of the New Alinta Ltd tax consolidated group and the implementation of the Alinta Scheme of Arrangement (the Alinta Scheme), the AGL Scheme was implemented.

Note: under the Alinta Scheme, Alinta Ltd shareholders exchanged their shares in Alinta Ltd for ordinary shares in New Alinta Ltd (the Alinta Scheme is the subject of CR 2006/124).

23. Under the AGL Scheme, the AGL shareholders transferred their shares in AGL to New Alinta Sub. This transfer occurred on the date described in the AGL Scheme as the 'Implementation Date', which was 25 October 2006.

24. In consideration for the transfer of their AGL shares, each AGL shareholder received 0.5775 of a New Alinta Ltd ordinary share and one New Alinta Ltd converting share for each AGL ordinary share transferred to New Alinta Sub under the AGL Scheme. These shares were issued to each AGL shareholder by New Alinta Ltd on the Implementation Date.

25. Alinta Ltd and its subsidiaries that together owned approximately 17.3% of the ordinary shares in AGL at the time of the Implementation Date did not participate in the AGL Scheme. Alinta Ltd and those subsidiaries retained their AGL ordinary shares and did not receive New Alinta Ltd ordinary or converting shares.

The conversion of New Alinta Ltd converting shares via the share buy-back transaction

26. Immediately after the AGL shareholders received their New Alinta Ltd converting shares, these converting shares were bought back by New Alinta Ltd. As consideration for the buy-back of the converting shares, AGLEN issued ordinary shares to each former converting shareholder. Shareholders received one AGLEN ordinary share for each New Alinta Ltd converting share bought back.

27. Foreign AGL shareholders participated in the AGL Scheme on the same terms as other AGL shareholders. However certain of those foreign shareholders had their New Alinta Ltd ordinary and converting shares issued to a nominee.

28. The nominee sold the New Alinta Ltd ordinary shares and remitted the proceeds to each foreign shareholder on whose behalf the shares were sold. The nominee participated in the buy-back and conversion transaction for the New Alinta Ltd converting shares. The nominee sold the AGLEN shares they received upon the conversion and remitted the proceeds to each foreign shareholder on whose behalf the AGLEN shares were received.

29. Just prior to the issue by AGLEN of ordinary shares to the holders of New Alinta Ltd converting shares, all of the issued shares of AGLEN were owned by AGL.

Other matters

30. On the Implementation Date, no AGL shareholder was either a 'significant stakeholder' or 'common stakeholder' within the meaning of those terms in Subdivision 124-M.

31. After the Alinta Scheme was completed New Alinta Ltd changed its name from Alinta Mergeco Limited to Alinta Ltd (note that to avoid confusion, we refer to this company as New Alinta Ltd throughout this Ruling).

Ruling

CGT event A1 happened

32. CGT event A1 happened when AGL shareholders disposed of their AGL shares to New Alinta Sub on the Implementation Date under the AGL Scheme (section 104-10).

33. The AGL shareholders made a capital gain from CGT event A1 happening if the capital proceeds received for the disposal of each AGL share exceeded its cost base. Shareholders made a capital loss if those capital proceeds were less than the share's reduced cost base (subsection 104-10(4)).

34. The capital proceeds received for each AGL share are the sum of the market value of the 0.5775 of a New Alinta Ltd ordinary share and the one New Alinta Ltd converting share the AGL shareholder received under the AGL Scheme (subsection 116-20(1)).

Choosing scrip for scrip roll-over

35. An AGL shareholder can choose scrip for scrip roll-over under Subdivision 124-M provided:

- (a) the shareholder acquired their AGL shares on or after 20 September 1985;
- (b) the shareholder made a capital gain from CGT event A1 happening to their AGL shares; and
- (c) any capital gain that may be made upon a future CGT event happening in relation to the New Alinta Ltd ordinary shares and the New Alinta Ltd converting shares they received under the scheme would not be disregarded (except because of a roll-over).

In this regard, the treatment afforded by Subdivision 130-C on the conversion of the New Alinta Ltd converting shares is considered to be a roll-over.

36. If an AGL shareholder chooses scrip for scrip roll-over, the capital gain arising from the disposal of their AGL share is disregarded (subsection 124-785(1)).

Cost base of New Alinta Ltd ordinary shares and New Alinta Ltd converting shares

37. If an AGL shareholder chooses scrip for scrip roll-over, the first element of the cost base and reduced cost base of their New Alinta Ltd ordinary shares and New Alinta Ltd converting shares will be worked out by reasonably attributing to those shares part of the cost base of the AGL share(s) that they disposed of under the AGL scheme and for which roll-over was chosen (subsections 124-785(2) and (4)).

Acquisition date of the New Alinta Ltd ordinary shares

38. The acquisition date of the New Alinta Ltd shares is the date they were issued to each AGL shareholder (section 109-10).

39. For AGL shareholders who choose scrip for scrip roll-over the acquisition date of their New Alinta Ltd ordinary shares for CGT discount purposes is the date they acquired the corresponding AGL shares that they disposed of for the relevant New Alinta Ltd ordinary shares (item 2 of the table in subsection 115-30(1)).

Buy-back and conversion of New Alinta Ltd converting shares

Buy-back consideration is not a dividend

40. The consideration the New Alinta Ltd converting shareholders received under the buy-back of their converting shares does not constitute a dividend for the purposes of the ITAA 1936 and the ITAA 1997.

CGT event C2 happens on conversion

41. CGT event C2 happened when the New Alinta Ltd converting shares were bought back by New Alinta Ltd in exchange for AGLEN shares (paragraph 104-25(1)(f)). CGT event C2 happened in relation to the New Alinta Ltd converting shares on the Implementation Date (paragraph 104-25(2)(b)).

42. The AGL shareholders made a capital gain from CGT event C2 that happened if the capital proceeds received for each New Alinta Ltd converting share under the buy-back exceeded its cost base. Shareholders made a capital loss if those capital proceeds were less than the converting share's reduced cost base (subsection 104-25(3)).

43. The capital proceeds received for each New Alinta Ltd converting share was the market value of the consideration received (that is, the market value of an AGLEN share) which was $15.40.

Capital gain or capital loss disregarded

44. Any capital gain or capital loss made on the conversion of the New Alinta Ltd converting shares to AGLEN shares under CGT event C2 is disregarded (subsection 130-60(3)).

Cost base of AGLEN shares modified

45. The first element of the cost base and reduced cost base of each AGLEN share received as consideration for the buy-back of New Alinta Ltd converting shares is the cost base of the New Alinta Ltd converting shares at the time they were converted (item 1 in the table in subsection 130-60(1)). The cost base of the New Alinta Ltd converting share will generally be the amount of the first element of the cost base of those shares, which is explained in paragraph 37 of this Ruling.

Acquisition date of the AGLEN ordinary shares

46. The acquisition date of the AGLEN ordinary shares is the date on which the conversion of the New Alinta Ltd converting shares happened (subsection 130-60(2)); this is the Implementation Date (25 October 2006).

Section 45A and section 45B

47. The Commissioner will not make a determination under subsection 45A(2) or paragraph 45B(3)(b) of the ITAA 1936 that section 45C of the ITAA 1936 applies to the whole, or any part, of the capital benefit provided to AGL shareholders under the buy-back.

Commissioner of Taxation
20 December 2006

Appendix 1 – Explanation

➊ ***This Appendix is provided as information to help you understand how the Commissioner's view has been reached. It does not form part of the binding public ruling.***

CGT event A1 happens

48. CGT event A1 in section 104-10 happens if there is a change in the ownership of an asset from one entity to another. On the disposal of an AGL share to New Alinta Sub a change of ownership occurred and therefore CGT event A1 happened.

Time of the event

49. The time when CGT event A1 happens determines the income year in which any capital gain or capital loss is made and whether the CGT discount applies to any capital gain.

50. Subsection 104-10(3) provides that the time CGT event A1 happens is when the person enters into a contract for the disposal of the shares, or if there is no contract, when the change of ownership occurs.

51. Under the AGL Scheme, the disposal did not happen under a contract (see paragraph 9 in the addendum to Taxation Determination TD 2002/4). Accordingly, AGL shareholders disposed of their AGL shares when the change of ownership occurs on the Implementation Date.

Capital gain or capital loss

52. A capital gain was made on an AGL share if the capital proceeds from the disposal of that share were more than its cost base. A capital loss was made if the capital proceeds from the disposal were less than the share's reduced cost base (subsection 104-10(4)).

53. Subsection 116-20(1) provides that the capital proceeds from a CGT event are the total of the money and the market value of any property received or entitled to be received (worked out at the time of the event) in respect of the event happening.

54. The capital proceeds AGL shareholders received for the disposal of an AGL share is therefore the market value of:

- 0.5775 New Alinta Ltd ordinary shares; plus
- one New Alinta Ltd converting share.

55. The Commissioner accepts that the market value of a New Alinta Ltd ordinary share may be determined by reference to the ASX volume weighted average price of these shares on the Implementation Date. The Commissioner will accept that the market value of a New Alinta Ltd converting share is the ASX volume weighted average price of an AGLEN share on the Implementation Date.

56. Any capital gain or capital loss made on an AGL share that was acquired before 20 September 1985 is disregarded (subsection 104-10(5)).

Choosing scrip for scrip roll-over

57. Scrip for scrip roll-over enables a shareholder to disregard a capital gain from a share that is disposed of as part of a corporate takeover or merger if the shareholder receives a replacement share in exchange.

58. A capital gain is disregarded completely if the only capital proceeds the shareholder receives is one or more replacement share(s). If the shareholder receives some other form of capital proceeds, the capital gain is disregarded only to the extent of the shares received. The roll-over also provides that the cost base and reduced cost base of the replacement share is based on the cost base and reduced cost base of the original share at the time of the roll-over.

Requirements for scrip for scrip roll-over – Subdivision 124-M

59. Subdivision 124-M contains a number of conditions for, and exceptions to, a shareholder being eligible to choose scrip for scrip roll-over. The main conditions and exceptions that are relevant to the circumstances of the AGL Scheme are:

- (i) shares are exchanged for shares in another company;
- (ii) the exchange occurs as part of a single arrangement;
- (iii) conditions for roll-over are satisfied;
- (iv) further conditions are not applicable; and
- (v) exceptions to obtaining scrip for scrip roll-over are not applicable.

These conditions are explained below.

Shares are exchanged for shares in another company

60. Subparagraph 124-780(1)(a)(i) requires an entity (an AGL shareholder) to exchange a share in a company for a share in another company.

61. This requirement is satisfied as, under the AGL Scheme, each AGL shareholder received shares in New Alinta Ltd in exchange for the disposal of their AGL shares.

The exchange occurs as part of a single arrangement

62. Paragraph 124-780(1)(b) requires that shares in an entity (AGL, the original entity) be exchanged in consequence of a single arrangement. In the context of the scrip for scrip roll-over provisions, the AGL Scheme constitutes a single arrangement. The single arrangement must also satisfy the following conditions.

(a) 80% ownership

63. Paragraph 124-780(2)(a) requires that shares in an entity (AGL, the original entity) be exchanged as a consequence of a single arrangement that results in another entity (New Alinta Sub, the acquiring entity) becoming the owner of 80% or more of the voting shares in the original entity (AGL).

64. Subparagraph 124-780(2)(a)(ii) provides that this requirement will be satisfied if one or more companies that are members of a wholly-owned group increase the percentage of voting shares they hold in the original entity to 80% or more.

65. Under the AGL Scheme, the acquiring entity (New Alinta Sub) became the owner of more than 80% of the voting shares in AGL. At the time of implementing the AGL Scheme, New Alinta Sub was a member of a wholly-owned group (see paragraph 80 of this Ruling). The ordinary shares in AGL satisfy the definition of 'voting share' in subsection 995-1(1).

66. Therefore, the requirements of subparagraph 124-780(2)(a)(ii) have been met under the AGL Scheme.

(b) All voting share owners participate

67. Paragraph 124-780(2)(b) requires that the exchange of shares must be in consequence of a single arrangement in which at least all owners of voting shares in the original entity (apart from the acquiring entity or members of the acquiring entity's wholly-owned group) could participate.

68. This requirement is satisfied because all the owners of voting shares in AGL were entitled to participate in the AGL Scheme (apart from Alinta Ltd, which is a member of the same wholly-owned group as the acquiring entity).

(c) Participation is on substantially the same terms

69. Paragraph 124-780(2)(c) requires that the exchange is in consequence of an arrangement in which participation is available on substantially the same terms for all of the owners of interests of a particular type in the original entity (AGL).

70. This requirement is satisfied because the AGL Scheme provided that all ordinary shareholders in AGL were entitled to participate in the AGL Scheme on the same terms.

71. The issue of New Alinta Ltd shares to certain foreign AGL shareholders in circumstances where a nominee will dispose of and/or enter into the buy-back of the New Alinta Ltd shares does not prevent the arrangement from being on substantially the same terms for all owners of shares in AGL.

Conditions for roll-over are satisfied

72. Paragraph 124-780(1)(c) requires that the conditions for roll-over outlined in subsection 124-780(3) must be met. These conditions must be met in relation to each AGL share for which scrip for scrip roll-over is chosen.

73. The conditions in subsection 124-780(3) are as follows.

(a) The AGL shares are post-CGT shares

74. Paragraph 124-780(3)(a) requires the original interest holder (an AGL shareholder) to have acquired its original interest (AGL shares) on or after 20 September 1985 (that is, post-CGT).

75. Therefore, roll-over will only be available for those AGL shares that are post-CGT shares – see paragraph 35 of this Ruling.

(b) An AGL Shareholder would otherwise make a capital gain

76. Paragraph 124-780(3)(b) requires that, apart from the roll-over, the original interest holder (an AGL shareholder) would make a capital gain from a CGT event happening in relation to its original interest (an AGL share).

77. As explained at paragraph 52 of this Ruling, a capital gain was made on an AGL share if the capital proceeds from the disposal of that share were more than its cost base. Therefore, whether this condition was met will depend on the individual circumstances of each AGL shareholder.

(c) AGL shareholders receive replacement interests in the acquiring entity or the ultimate holding company

78. Paragraph 124-780(3)(c) requires that the replacement interest is in the acquiring entity (New Alinta Sub), or the ultimate holding company of the wholly owned group which includes the acquiring entity.

79. This requirement is satisfied as the AGL shareholders received shares in New Alinta Ltd which is the ultimate holding company of a wholly owned group that includes the acquiring entity (New Alinta Sub).

80. Paragraph 124-780(3)(c) is satisfied on the basis that New Alinta Ltd and New Alinta Sub are members of the same wholly owned group, as that term is defined in section 995-1. As New Alinta Ltd is not a 100% subsidiary of another company, and as New Alinta Ltd beneficially owns all of the units in Alinta Mergeco Trust, which in turn owns 100% of the shares in New Alinta Sub; New Alinta Ltd is the ultimate holding company of a wholly-owned group of which New Alinta Sub is a member, in accordance with section 975-500.

(d) An AGL shareholder can choose scrip for scrip roll-over

81. Paragraph 124-780(3)(d) requires that the original interest holder (an AGL shareholder) chooses the roll-over, or if section 124-782 applies to it for the AGL Scheme, it and the replacement entity jointly choose to obtain the roll-over.

82. Section 124-782 has no application to the AGL Scheme since there were no significant stakeholders or common stakeholders at the time of undertaking the AGL scheme (see paragraph 30 of this Ruling).

83. Subject to their eligibility (see paragraph 35 of this Ruling), whether an AGL shareholder chooses to obtain roll-over in relation to the disposal of an AGL share is a question of fact to be determined in respect of each individual shareholder.

Further conditions are not applicable

84. Subsection 124-780(4) provides that the additional requirements in subsection 124-780(5) must be satisfied if the original interest holder (AGL shareholder) and the acquiring entity (New Alinta Sub) did not deal with each other at arm's length and:

(a) neither the original entity (AGL) nor the replacement entity (New Alinta Ltd) had at least 300 members just before the arrangement started (paragraph 124-780(4)(a)); or

(b) the original interest holder (AGL shareholder), the original entity (AGL), and the acquiring entity (New Alinta Sub) were all members of the same linked group just before the arrangement started (paragraph 124-780(4)(b)).

85. Paragraph 124-780(4)(a) has no application in this case because AGL had at least 300 members just before the arrangement started. Paragraph 124-780(4)(b) does not apply as AGL, the AGL shareholders and New Alinta Sub were not members of the same linked group just before the arrangement commenced.

Exceptions to obtaining scrip for scrip roll-over are not applicable

86. Section 124-795 contains a number of exceptions where scrip for scrip roll-over cannot be chosen. The exceptions in subsection 124-795 are as follows:

(a) AGL shareholders are residents of Australia

87. Subsection 124-795(1) provides that a roll-over is not available if, just before the disposal, the original interest holder was a foreign resident, unless just after the acquisition of the replacement interest, the replacement entity is an Australian resident.

88. The class of entities to whom this Ruling applies is limited to AGL shareholders who were residents of Australia at the time of the AGL Scheme. As a consequence, the exception in subsection 124-795(1) does not apply to limit this Ruling in this regard.

(b) A capital gain cannot (apart from a roll-over) be otherwise disregarded

89. Paragraph 124-795(2)(a) provides that the roll-over is not available if any capital gain you might make from your replacement interest would be disregarded (except because of a roll-over).

90. Whether a capital gain arising from a subsequent disposal of a New Alinta Ltd share (or other CGT event) is disregarded under another provision of the ITAA 1997 (for example, the shareholder will hold those New Alinta Ltd shares as trading stock) is a question of fact to be determined in respect of each AGL shareholder.

91. Paragraph 124-795(2)(b) provides that roll-over is not available if the original interest holder and the acquiring entity are members of the same wholly-owned group just before the original interest holder stops owning their original interest, and the acquiring entity is a foreign resident.

92. This exception does not apply as the AGL shareholders and New Alinta Sub were not members of the same wholly-owned group just before the AGL Scheme was implemented. In addition, New Alinta Sub is not a foreign resident company.

(c) No roll-over available to the AGL shareholders under either Division 122 or Subdivision 124-G

93. Subsection 124-795(3) provides that scrip for scrip roll-over is not available if a roll-over can be chosen under Division 122 or Subdivision 124-G.

94. This exception does not apply as neither of the roll-overs in Division 122 or Subdivision 124-G are available to the AGL shareholders in respect of the disposal of their AGL shares under the AGL Scheme.

(d) AGL is not a foreign resident

95. Subsections 124-795(4) and (5) provide that roll-over is not available for certain original entities that are foreign entities.

96. This exception does not apply as AGL (the original entity) was not a foreign resident.

Consequences of choosing roll-over

Capital gain disregarded

97. Scrip for scrip roll-over enables a shareholder to disregard all or part of a capital gain from a share that is disposed of as part of a corporate takeover or merger if the shareholder receives a replacement share in exchange.

98. If the only capital proceeds the shareholder receives in respect of the disposal are replacement shares, and the requisite conditions are satisfied, the capital gain is disregarded completely (subsection 124-785(1)).

99. Under the AGL Scheme, AGL shareholders received only New Alinta Ltd ordinary shares and New Alinta Ltd converting shares in respect of the disposal of their AGL shares (that is, no ineligible proceeds for the purposes of subsection 124-790(1) were received). As a consequence, AGL shareholders who are eligible to choose scrip for scrip roll-over and who make that choice will disregard the entire amount of the capital gain made under CGT event A1 which happened on the disposal of their AGL shares.

Cost base of New Alinta Ltd shares

If scrip for scrip roll-over is chosen

100. Subsections 124-785(2) and (4) require that where scrip for scrip roll-over is chosen, the first element of the cost base and the reduced cost base of each share received as a result of an exchange is determined by reasonably attributing to it the cost base of the original interest for which it was exchanged.

101. Therefore, where scrip for scrip roll-over is chosen, the first element of the cost base and the reduced cost base of the replacement New Alinta Ltd ordinary share and New Alinta Ltd converting share will be determined by attributing a reasonable proportion of the cost base of the AGL share(s) which were exchanged for each new interest. AGL will advise its shareholders as to the basis on which this apportionment can be done reasonably.

102. As AGL shareholders did not receive any ineligible proceeds under the AGL Scheme, subsection 124-785(3) does not apply to reduce the amount of cost base of their original AGL share that can be attributed to the replacement New Alinta Ltd ordinary shares and New Alinta Ltd converting shares.

If scrip for scrip roll-over is not, or cannot, be chosen

103. Subsection 110-25(2) provides that the first element of the cost base of an asset is the total of:

- the money you paid or are required to pay in respect of acquiring it; and
- the market value of any other property given or required to be given in respect of acquiring it.

The market value of the property is worked out at the time of the acquisition.

104. For AGL shareholders who do not, or cannot, choose roll-over, the first element of the cost base and reduced cost base of their New Alinta Ltd ordinary and New Alinta Ltd converting shares is determined by the market value of the AGL shares they disposed of under the AGL Scheme.

105. The Commissioner accepts that the market value of the AGL shares disposed of under the AGL Scheme will be the determined by reference to the market value of the New Alinta Ltd ordinary shares received in exchange for the AGL shares and the market value of the AGLEN shares received when the New Alinta Ltd converting shares were exchanged. These market values will be based on the ASX volume weighted average price of the New Alinta Ltd ordinary shares and AGLEN shares on the Implementation Date.

Apportionment of cost base

106. Subsection 112-30(1) provides that where an asset is acquired as part of a transaction in which not all of the expenditure you incur relates to the asset, the first element of that asset's cost base and reduced cost base must reflect the amount of expenditure that is reasonably attributable to the acquisition of that asset. A shareholder must apportion the cost base according to the amount they paid for the asset.

107. Therefore, for AGL shareholders who do not, or cannot, choose roll-over, the first element of cost base for their New Alinta Ltd ordinary shares and New Alinta Ltd converting shares will be a proportion of the market value of the corresponding AGL ordinary shares they disposed of that is reasonably attributable to each new interest. AGL will advise its shareholders the basis on which this apportionment can be done reasonably.

Acquisition date of New Alinta Ltd ordinary shares

108. The acquisition date of New Alinta Ltd ordinary shares is the date they are issued to each AGL shareholder (this is the same date as the Implementation Date) (section 109-10).

109. For AGL shareholders who choose scrip for scrip roll-over, the acquisition date of their New Alinta Ltd ordinary shares for CGT discount purposes is the date they acquired their original AGL shares which were disposed of in exchange for the relevant New Alinta Ltd ordinary shares (item 2 of the table in subsection 115-30(1)).

Buy-back and conversion of New Alinta Ltd converting shares

The purchase price in respect of the buy-back

110. The income tax consequences of an off-market share buy-back are worked out under Subdivision C of Division 16K of Part III of the ITAA 1936. Those consequences are based on the 'purchase price' of the share worked out under section 159GZZZM of the ITAA 1936.

111. Paragraph 159GZZZM(b) of the ITAA 1936 provides that, if the seller of the share has received or is entitled to receive property other than money as a result of, or in respect of, the buy-back, the purchase price is the market value of that property in respect of the buy-back. In this case an AGLEN share was received for each New Alinta Ltd converting share bought back. The market value of each AGLEN share worked out at the time of the buy-back was $15.40.

112. The purchase price may comprise two components:

- a dividend component; and
- a capital component.

The amount of each component is determined in accordance with sections 159GZZZP and 159GZZZQ of the ITAA 1936, having regard to how the company accounts for the off-market share buy-back.

The dividend component

113. Section 159GZZZP of the ITAA 1936 provides that, where the buy-back of a share is an off-market purchase, the difference between the purchase price and the part (if any) of the purchase price in respect of the buy-back of the share which is debited against amounts standing to the credit of the company's share capital account, is taken to be a dividend paid by the company to the seller on the day the buy-back occurs.

114. In this case, the entire purchase price of $15.40 per share was debited to the share capital account. Consequently, there is no dividend amount to be included in a shareholder's assessable income under section 44 of the ITAA 1936.

The capital component (or sale consideration)

115. For the purposes of computing the amount of a gain or loss (on capital or revenue account), the consideration in respect of the disposal of a share under a buy-back is determined in accordance with section 159GZZZQ of the ITAA 1936.

116. Subsection 159GZZZQ(1) of the ITAA 1936 provides that the seller is taken to have received an amount equal to the purchase price in respect of the buy-back. However, this amount may be:

- increased under subsection 159GZZZQ(2) of the ITAA 1936 if the purchase price is less than the market value of the share at the time of the buy-back worked out as if the buy-back did not occur and was never proposed to occur; and/or
- reduced under subsection 159GZZZQ(3) of the ITAA 1936 to the extent that it is a dividend and included in the seller's assessable income of any income year.

117. In this case, the purchase price for each New Alinta Ltd converting share that was subject to the buy-back ($15.40) is taken to equal the market value of an AGLEN share. Therefore, subsection 159GZZZQ(2) of the ITAA 1936 does not apply. Also as there was no dividend component, no other provision in section 159GZZZQ modifies the consideration in respect of the buy-back.

118. Therefore, the consideration determined under section 159GZZZQ of the ITAA 1936 is the buy-back price of $15.40 per share.

CGT event C2 happens on conversion

119. Paragraph 104-25(1)(f) provides that CGT event C2 happens when a convertible interest is converted.

120. The buy-back of the New Alinta Ltd converting shares by New Alinta Ltd in exchange for AGLEN shares constituted a conversion of these convertible interests and CGT event C2 happened.

121. Subsection 104-25(2) provides that the time of CGT event C2 happening is either when the contract that results in the ending of the asset is entered into, or if there is no contract, when the asset ends.

122. In the present case, the ending of the New Alinta Ltd converting shares did not happen under a contract. Rather, the converting shares end in accordance with subsection 257H(3) of the *Corporations Act 2001*, which provides that immediately after the registration of the transfer of the converting shares to New Alinta Ltd, the converting shares were cancelled.

123. A capital gain was made on conversion of a New Alinta Ltd converting share if the capital proceeds from the conversion of that share was more than its cost base. A capital loss was made if the capital proceeds from the conversion was less than the share's reduced cost base (subsection 104-10(4)).

124. The capital proceeds for the purposes of CGT event C2 happening in respect of the New Alinta Ltd converting shares is determined in accordance with section 159GZZZQ of the ITAA 1936 since the ending of those shares happened under an off-market share buy-back.

125. As explained in paragraphs 115 to 118 of this Ruling, the capital proceeds are $15.40 per share.

Convertible interests – Subdivision 130-C

126. Subdivision 130-C applies to the acquisition of shares by the conversion of a convertible interest. In order for this subdivision to have applied to the New Alinta Ltd converting shares, the requirements listed below must be satisfied. Where those requirements are met, any capital gain or capital loss made under CGT event C2 happening in respect to the New Alinta Ltd converting shares is disregarded (see paragraph 132 of this Ruling).

A New Alinta Ltd converting share was a convertible interest

127. A convertible interest in a company is defined in section 995-1 as an interest of the kind referred to in item 4 of the table in subsection 974-75(1). Paragraph (b) of that item describes an interest that will or may convert into an equity interest in the company or a connected entity of the company.

AGLEN was a connected entity of New Alinta Ltd

128. In the present circumstances, the New Alinta Ltd converting shares converted to AGLEN ordinary shares. Therefore, AGLEN must satisfy the definition of a connected entity.

129. The term connected entity is defined in section 995-1. That definition includes, as a connected entity, another member of the same wholly owned group. AGLEN satisfied this definition as all of its issued shares were owned by AGL just before it issued shares to the holders of the New Alinta Ltd converting shares, and was therefore a member of the same wholly-owned group as New Alinta Ltd at the relevant time.

New Alinta Ltd converting shares converted into AGLEN shares

130. The term 'an interest that will or may convert into another interest' is defined in section 974-165. It includes the circumstances where a first interest must be, or may be, satisfied by the issue of the second interest (subparagraph 974-165(b)(i)).

131. The New Alinta Ltd converting shares satisfied this requirement on the basis that, under the terms of the Buy Back Agreement, the first interest (the New Alinta Ltd converting share) was exchanged and the second interest (an AGLEN ordinary share) was received as consideration.

Capital gain or capital loss disregarded

132. Subsection 130-60(3) provides that a holder disregards any capital gain or capital loss arising from CGT event C2 happening as a consequence of the conversion of a converting interest. Therefore, New Alinta Ltd converting shareholders disregard any capital gain or loss arising from the conversion of their New Alinta Ltd converting shares into AGLEN ordinary shares.

Cost base of AGLEN ordinary shares

133. The first element of the cost base and reduced cost base of an AGLEN ordinary share acquired upon conversion of a New Alinta Ltd converting share is worked out under item 2 in the table in subsection 130-60(1). Paragraph (a) of item 2 relevantly provides that the first element of the cost base and reduced cost base of shares acquired under a conversion will be the cost base of the convertible interest at the time of conversion.

134. Therefore, the first element of the cost base and reduced cost base of each AGLEN share received as consideration for the buy-back of New Alinta Ltd converting shares is the cost base of the New Alinta Ltd converting share at the time it was bought back.

Acquisition date of the AGLEN ordinary shares

135. The acquisition date of the AGLEN ordinary shares is the time at which the conversion of the New Alinta Ltd converting shares happened (subsection 130-60(2)). This is the Implementation Date.

Section 45A

136. The Commissioner may make a determination under subsection 45A(2) of the ITAA 1936 that section 45C of the ITAA 1936 applies in circumstances where capital benefits are streamed to certain shareholders who derive a greater benefit from the receipt of capital (the advantaged shareholders) and it is reasonable to assume that the other shareholders (the disadvantaged shareholders) have received or will receive dividends.

137. New Alinta Ltd provided the holders of its converting shares with a capital benefit when it debited its share capital account and the owners of the New Alinta Ltd converting shares received shares in AGLEN under the buy-back arrangement. Subsection 45A(3) of the ITAA 1936 explains the meaning of being provided with a capital benefit, and relevantly includes the provision of shares in the company and a distribution of share capital or share premium.

138. However since it is likely that future dividends paid by New Alinta Ltd on ordinary shares will be fully franked dividends, subsection 45A(5)of the ITAA 1936 will prevent section 45A of the ITAA 1936 having application to the present case.

139. Therefore the Commissioner will not make a determination under subsection 45A(2) of the ITAA 1936 that section 45C of the ITAA 1936 applies in relation to the relevant scheme.

Section 45B

140. Where section 45B of the ITAA 1936 applies the Commissioner may make a determination under paragraph 45B(3)(b) that section 45C of the ITAA 1936 applies to the whole, or a part, of a capital benefit that the whole of the capital benefit, or that part of it, is taken, for the purposes of the ITAA 1936, to be an unfranked dividend paid to the shareholder at the time they receive the capital benefit.

141. Section 45B of the ITAA 1936 is an integrity measure that applies to company shareholders. Relevantly, the section applies if:

- there is a scheme under which a shareholder is provided with a capital benefit (paragraph 45B(2)(a) of the ITAA 1936);
- under the scheme the shareholder obtains a tax benefit (paragraph 45B(2)(b) of the ITAA 1936); and
- having regard to the relevant circumstances of the scheme, it would be concluded that one of the parties who entered into or carried out the scheme did so for a more than incidental purpose of enabling the shareholder to obtain a tax benefit (paragraph 45B(2)(c) of the ITAA 1936).

142. For the purposes of section 45B of the ITAA 1936, the arrangement described in paragraphs 14 to 31 of this Ruling is a scheme (subsection 45B(10) of the ITAA 1936) and the issue of shares in AGLEN to the AGL shareholders is the provision of a capital benefit (paragraph 45B(5)(a) of the ITAA 1936) on which the tax payable would be less than if it were a dividend; the provision of the capital benefit therefore constitutes the shareholders' obtaining a tax benefit (subsection 45B(9) of the ITAA 1936).

143. However, whilst the conditions of paragraphs 45B(2)(a) and 45B(2)(b) of the ITAA 1936 are met, the requisite purpose of enabling the shareholders to obtain a tax benefit by way of a capital benefit is not present. In other words, having regard to the relevant circumstances of the scheme, set out in subsection 45B(8) of the ITAA 1936, it would not be concluded that any of the parties to the scheme entered into or carried out the scheme for a more than incidental purpose of enabling the AGL shareholders to obtain a tax benefit.

144. The relevant circumstances listed in subsection 45B(8) of the ITAA 1936 include the tax and non-tax (that is, business and other financial) implications of the scheme, the latter covered in the main by the matters in paragraph 177D(b) of the ITAA 1936 which are included in subsection 45B(8) by paragraph (k). All of the circumstances listed in the paragraphs of subsection 45B(8) of the ITAA 1936 must be considered to determine whether or not, individually or collectively, they reveal the existence of the requisite purpose. Paragraphs (a) and (b) concern respectively the extent to which the capital benefit is attributable to capital and profit and the distribution culture of the company. Paragraphs (c) to (g) refer to the tax characteristics of the shareholders. Paragraph (h) deals specifically with the change to a share interest by a distribution of share capital or share premium. Paragraph (i) concerns schemes which involve a distribution of shares and their later disposal and paragraph (j) is directed at demergers as defined in Division 125.

145. In this case, the nature of the scheme, the fact that it represents an exceptional event in the business life of AGL and the fact that it involves all of the AGL shareholders regardless of their individual tax characteristics indicate that the more pertinent circumstances are those covered by paragraphs (a) and (k) of subsection 45B(8) of the ITAA 1936. In regard to paragraph (a), it is apparent that the capital benefit represented by the shares in AGLEN has an indirect but nonetheless sufficient connection with the profit and capital of AGL to be regarded as being attributable thereto. However, the wider circumstances of the scheme, revealed at paragraph (k) by reference to the matters in paragraph 177D(b) of the ITAA 1936, demonstrate that enabling the AGL shareholders to obtain a tax benefit from the provision of the capital benefit does not constitute a more than incidental purpose of the scheme.

146. The matters in paragraph 177D(b) include the manner in which the scheme is entered into, its form and substance, the timing and duration of the scheme, the results that it would achieve but for section 45B, the financial and other changes the scheme will bring about and the connections between the parties.

147. In this instance, the scheme has come about after prolonged negotiation between AGL and Alinta whereby it was resolved to achieve a structure which would concentrate their infrastructure and energy interests into two separate businesses, one owned by both sets of shareholders and the other owned by the AGL shareholders. The Scheme booklet demonstrates the improved profitability expected from undertaking the restructure, which will flow to the AGL and Alinta shareholders through increased dividends.

The improvement in profitability arises from the synergies and cost savings achieved by combining the two infrastructure businesses and the enhanced business focus resulting from the separation of the energy business. It is apparent that the manner in which the scheme was carried out is characterised by a series of negotiations undertaken to improve the energy and infrastructure businesses for the ultimate benefit of the wider shareholder group.

148. It is also apparent that in this case the form of the scheme has been determined by and is consistent with its substance, which is to merge AGL and Alinta and then separate their infrastructure and energy businesses in a way which preserves the value of individual shareholder interests. Hence the scheme, which takes the form of an exchange of scrip for scrip and a buyback of the convertible shares in exchange for the AGLEN shares, ultimately maintains the essential character of shareholder investment in a rearranged structure of underlying assets. The form was chosen as the best way to achieve the desired restructure and differentiation of the infrastructure and energy businesses within the existing ownership without disturbing the value of individual shareholder interests.

149. The timing of the scheme represents a confluence of the business aims of AGL and Alinta; the former to demerge its infrastructure and energy businesses and the latter to merge its infrastructure business with that of AGL.

150. The scheme maintains existing shareholder value and any manifest financial changes it brings about occur within the corporate group structures and not at the shareholder level. The scheme also brings about significant changes in the management of the infrastructure and energy assets. It is apparent that senior management of the infrastructure assets will now be mainly in the hands of the personnel currently managing Alinta's infrastructure assets. The energy businesses will remain largely under the existing AGL management team. As noted above, these non-tax changes are documented in the Scheme booklet and have been the subject of wide discussion in the financial press leading up to this transaction. The materiality of the business and financial changes brought about by the scheme at the corporate level are such as to render the shareholders' 'obtaining a tax benefit' pursuant to subsection 45B(9) of the ITAA 1936 an incidental aspect of the scheme.

151. Lastly, the connection between the parties is and will remain one of company and shareholder.

152. It is concluded, therefore, that the results achieved by the scheme, unaffected by section 45B of the ITAA 1936, are not tax driven results and the requisite purpose of enabling the shareholders to 'obtain a tax benefit' is not present.

Appendix 2 – Detailed contents list

153. The following is a detailed contents list for this Ruling:

References

Previous draft:

Not previously issued as a draft

Related Rulings/Determinations:

TD 2002/4A; CR 2006/124

Subject references:

- arrangement
- buy-back
- capital proceeds
- CGT event
- company
- cost base
- dividend
- interests
- merger
- ordinary share
- original interest
- replacement interest
- resident
- roll-over
- roll-over relief
- scrip
- scrip for scrip
- share
- shareholder

Legislative references:

- ITAA 1936 6(1)
- ITAA 1936 44
- ITAA 1936 45A
- ITAA 1936 45A(2)
- ITAA 1936 45A(3)
- ITAA 1936 45A(5)
- ITAA 1936 45B
- ITAA 1936 45B(2)(a)
- ITAA 1936 45B(2)(b)
- ITAA 1936 45B(2)(c)
- ITAA 1936 45B(3)(b)
- ITAA 1936 45B(5)(a)
- ITAA 1936 45B(8)
- ITAA 1936 45B(8)(a)
- ITAA 1936 45B(8)(b)
- ITAA 1936 45B(8)(c)
- ITAA 1936 45B(8)(d)
- ITAA 1936 45B(8)(e)
- ITAA 1936 45B(8)(f)
- ITAA 1936 45B(8)(g)
- ITAA 1936 45B(8)(h)
- ITAA 1936 45B(8)(i)
- ITAA 1936 45B(8)(j)
- ITAA 1936 45B(8)(k)
- ITAA 1936 45B(9)
- ITAA 1936 45B(10)
- ITAA 1936 45C
- ITAA 1936 Pt III Div 16K
- ITAA 1936 159GZZZM
- ITAA 1936 159GZZZM(b)
- ITAA 1936 Pt III Div 16K Subdiv C
- ITAA 1936 159GZZZP
- ITAA 1936 159GZZZQ
- ITAA 1936 159GZZZQ(1)
- ITAA 1936 159GZZZQ(2)
- ITAA 1936 159GZZZQ(3)
- ITAA 1936 177D(b)
- ITAA 1997 104-10
- ITAA 1997 104-10(3)
- ITAA 1997 104-10(4)
- ITAA 1997 104-10(5)
- ITAA 1997 104-25(1)(f)
- ITAA 1997 104-25(2)
- ITAA 1997 104-25(2)(b)
- ITAA 1997 104-25(3)
- ITAA 1997 109-10
- ITAA 1997 110-25(2)
- ITAA 1997 112-30(1)
- ITAA 1997 115-30(1)
- ITAA 1997 116-20(1)
- ITAA 1997 Div 122
- ITAA 1997 Subdiv 124-G
- ITAA 1997 Subdiv 124-M
- ITAA 1997 124-780(1)(a)(i)
- ITAA 1997 124-780(1)(b)
- ITAA 1997 124-780(1)(c)
- ITAA 1997 124-780(2)(a)
- ITAA 1997 124-780(2)(a)(ii)
- ITAA 1997 124-780(2)(b)
- ITAA 1997 124-780(2)(c)
- ITAA 1997 124-780(3)
- ITAA 1997 124-780(3)(a)
- ITAA 1997 124-780(3)(b)
- ITAA 1997 124-780(3)(c)
- ITAA 1997 124-780(3)(d)
- ITAA 1997 124-780(4)
- ITAA 1997 124-780(4)(a)
- ITAA 1997 124-780(4)(b)
- ITAA 1997 124-780(5)
- ITAA 1997 124-782
- ITAA 1997 124-785(1)
- ITAA 1997 124-785(2)
- ITAA 1997 124-785(3)
- ITAA 1997 124-785(4)
- ITAA 1997 124-790(1)
- ITAA 1997 124-795

- ITAA 1997 124-795(1)
- ITAA 1997 124-795(2)(a)
- ITAA 1997 124-795(2)(b)
- ITAA 1997 124-795(3)
- ITAA 1997 124-795(4)
- ITAA 1997 124-795(5)
- ITAA 1997 Div 125
- ITAA 1997 Subdiv 130-C
- ITAA 1997 130-60(1)
- ITAA 1997 130-60(2)
- ITAA 1997 130-60(3)
- ITAA 1997 974-75(1)
- ITAA 1997 974-165
- ITAA 1997 974-165(b)(i)
- ITAA 1997 975-500
- ITAA 1997 995-1(1)
- TAA 1953
- TAA 1953 Sch 1 357-75(1)
- Copyright Act 1968
- Corporations Act 2001 257H(3)

ATO references

NO: 2006/25471
ISSN: 1445-2014
ATOlaw topic: Income Tax ~~ Capital Gains Tax ~~ CGT event A1 - disposal of a CGT asset
Income Tax ~~ Capital Gains Tax ~~ CGT events C1 to C3 - end of a CGT asset
Income Tax ~~ Capital Gains Tax ~~ roll-overs - scrip for scrip
Income Tax ~~ Tax integrity measures ~~ dividend streaming and demerger benefits

GENERAL SEGMENT	AUSTRALIAN AGL SHAREHOLDERS AUDIENCE	FACT SHEET FORMAT	DECEMBER 2006 DATE

Australian Government
Australian Taxation Office

Merger of AGL and Alinta Ltd - October 2006

Information for Australian AGL shareholders

This document is separated into two parts:

PART 1: INTRODUCTION

This part describes the merger of The Australian Gas Light Company (AGL) and Alinta Ltd (Alinta) into the two newly created listed entities Alinta Ltd (New Alinta) and AGL Energy Ltd (AGL Energy).

The company we refer to as New Alinta in this document was originally called Alinta MergeCo Ltd, but then changed its name to Alinta Ltd after the merger.

PART 2: WORKSHEET AND INSTRUCTIONS

This part contains a worksheet that will help you construct the CGT records for your New Alinta and AGL Energy shares. You should follow the instructions (separated into 3 sections) to fill out the worksheet provided.

WHO CAN USE THIS DOCUMENT?

You can use this document if:

- you are an individual taxpayer who is an Australian resident for tax purposes, and
- you owned ordinary shares in AGL that were exchanged for New Alinta ordinary and New Alinta converting shares, and
- your New Alinta converting shares were bought-back in exchange for ordinary shares in AGL Energy, and
- you did not acquire your AGL shares under an employee share scheme, and
- any gain or loss you would make on those shares would have been a capital gain or capital loss. This means that you held your shares as an investment asset and **not**:
  - as trading stock,
  - as part of carrying on a business, or
  - to make a short-term or one-off commercial gain.

You use it only if you:

- acquired your AGL shares before 20 September 1985 (that is, pre-CGT), and/or
- choose scrip for scrip rollover for all your post-CGT AGL shares.

> You will not be eligible to choose scrip for scrip rollover (and cannot use this document) for any of your AGL post-CGT shares with a cost base of $19.25 or more (see below for how to work out your cost base)

Most AGL shareholders will be able to use this document. However if your circumstances are different and/or you would like assistance, you should contact your tax adviser.

WHAT IS THE COST BASE OF YOUR AGL SHARES?

Generally, the cost base is the price you paid to purchase each share plus any incidental costs you paid (ie brokerage). Your AGL share records (ie broker contract notes, DRP advices where applicable) should show you what the cost base of your shares is.

> For more information about working out the cost base of your shares, see the *Guide to capital gains tax*.

PART 1 – INTRODUCTION: THE MERGER OF AGL AND ALINTA

AGL AND ALINTA MERGED INTO TWO NEW LISTED ENTITIES

On 25 October 2006 AGL and Alinta merged their businesses into two new listed entities:

- *New Alinta* – which holds the two companies' combined infrastructure and asset management businesses, and
- *AGL Energy* – which holds AGL's energy business as well as approximately one third of Alinta's West Australian retail and cogeneration business (AlintaAGL)

AGL shareholders received shares in both new entities under the merger.

THE MERGER TRANSACTION – TWO SEPARATE SCHEMES OF ARRANGEMENT

The transaction involved 2 schemes of arrangement (one each for the shareholders of AGL and Alinta), which took place one after the other.

The Alinta scheme

First, under the *Alinta scheme*, Alinta shareholders transferred their Alinta shares to the New Alinta group in exchange for shares in New Alinta.

> ! This document does not help you with the Alinta scheme. If you owned Alinta shares under the merger transaction, you should read the Alinta fact sheet to work out the tax consequences.

The AGL scheme

Just after the Alinta scheme was completed, the AGL scheme occurred. Under that scheme, AGL shareholders transferred their AGL shares to the New Alinta group. For each of those shares they received 0.5775 of a New Alinta ordinary share and one New Alinta converting share.

Immediately after the AGL shareholders received the New Alinta converting shares, they were bought back by New Alinta. As consideration for the buy-back of those converting shares, shareholders received one AGL Energy ordinary share for each converting share bought back.

TAX CONSEQUENCES OF THE AGL SCHEME

A capital gains tax (CGT) event happened as a result of both the exchange of AGL shares for shares in New Alinta and the buy-back of New Alinta converting shares for AGL Energy shares. In both cases, most AGL shareholders are eligible for CGT concessions that will mean you do not need to include anything in your 2006–07 tax return from this transaction. You do however have to work out the CGT cost base of your shares in New Alinta and AGL Energy. The worksheet and instructions show you how to do this.

If you subsequently sell or have sold any of the New Alinta or AGL Energy shares you received under the merger, you can use the cost base in the worksheet to work out the capital gain or capital loss that arises as a result.

PART 2 – INSTRUCTIONS FOR COMPLETING YOUR AGL WORKSHEET

Detach the worksheet and fill in the columns as you work through these instructions.

SECTION 1: YOUR AGL SHARES

Column 1 – Parcel Number

What is a parcel of shares?

Typically, an investor will buy their shares in 'parcels', which simply means a group of shares that were purchased on a articular date for a particular price. Although each share is a separate CGT asset, it is usually more convenient to work out the CGT consequences for each parcel of shares.

If you had any pre-CGT AGL shares, enter these in the first row.

Column 2 – Number of AGL shares

Enter the total number of shares you had in each parcel.

Column 3 – Cost base

Enter the total cost base of AGL shares in the parcel.

Cost base is not relevant for pre-CGT shares.

Column 4 – Acquisition date

Enter the date you purchased each parcel of shares (for dividend reinvestment plans, this is the date the shares were issued to you – refer to your dividend statements). If you acquired them by other means, enter the date you became the owner.

The acquisition date is not relevant for pre-CGT shares.

SECTION 2: YOUR NEW ALINTA ORDINARY SHARES

Column 5 – Number of New Alinta ordinary shares you received

Under the merger, for every AGL share that was transferred to the New Alinta group, you received .5775 of a New Alinta ordinary share.

For each parcel of your AGL shares, you work out the figure to enter at column 5 using this formula:

The number of AGL shares (column 2) × **.5775**

> ❗ You may have to round up or round down the number of New Alinta shares in some of your parcels, so that the total number of shares you show in Column 5 equals the number shown in your Holding Statement

Column 6 – Cost base of your New Alinta shares

New Alinta shares received for pre-CGT AGL shares

This column is not relevant for any New Alinta shares you received for your pre-CGT AGL shares.

New Alinta shares received for your post-CGT AGL shares

As a result of the merger, you need to apportion the cost base of your AGL shares between your New Alinta shares and your AGL Energy shares. To work out the amount for your New Alinta shares, use the following formula for each of your parcels:

Cost base of your AGL shares (column 3) × **27.97%***

*** How is this percentage determined?**

You need to apportion the cost base of your AGL shares between the shares you received under the merger in a manner that is reasonable. The percentage in the formula above is based on a market value of the New Alinta shares relative to the market value of the AGL Energy shares you received under the merger. This is considered to be a reasonable approach.

Column 7 – Cost base of your New Alinta shares

New Alinta shares received for pre-CGT AGL shares

The first element of the cost base of each of your New Alinta shares you received for any pre-CGT AGL shares is $10.36. This has already been completed for you.

New Alinta shares received for your post-CGT AGL shares

To work out the first element of the cost base of each of your New Alinta shares, use the following formula:

Cost base amount (column 6)	÷	Number of New Alinta shares (column 5)

Column 8 – Acquisition Date

For New Alinta shares received for your pre-CGT AGL shares this is 25 October 2006, which is the date the merger happened. This has already been completed for you.

Note that for the purposes of the CGT discount, you are treated as having acquired New Alinta shares received for your post CGT AGL shares on the date you acquired your post-CGT AGL shares.

SECTION 3: YOUR AGL ENERGY ORDINARY SHARES

Column 9 – Number of AGL Energy shares received

Enter the same number as you have in column 2

> ❗ Under the transaction, you received 1 New Alinta converting share for each AGL share you owned. In turn you received 1 AGL Energy share for each New Alinta converting share that was bought back. Therefore, you will have the same number of AGL Energy shares as you used to own in AGL.

Column 10 – Cost base of your AGL Energy shares

AGL Energy shares received for pre-CGT AGL shares

You do not need to complete this column for any AGL Energy shares you received for your pre-CGT AGL shares.

AGL Energy shares received for your post-CGT AGL shares

As you did in Column 6, you need to apportion the cost base of your AGL shares between your New Alinta shares and your AGL Energy shares. To work out the amount attributable to your AGL Energy shares, use the following formula:

Cost base of your AGL shares (column 3) × **72.03%***

* This percentage represents the amount of the cost base that is attributable to your AGL Energy shares, based on the same relative market value calculations that were used in column 6.

Column 11 – Cost base of your AGL Energy shares

AGL Energy shares received for pre-CGT AGL shares

The first element of the cost base of each of any AGL Energy shares you received for pre-CGT AGL shares is $15.40. This has already been completed for you.

AGL Energy shares received for your post-CGT AGL shares

To work out the first element of the cost base (and reduced cost base) of each of your AGL Energy shares, use the following formula:

Cost base amount (column 10) ÷ Number of AGL Energy shares (column 9)

Column 12 – Acquisition Date

For all purposes, including the CGT discount, the acquisition date of your AGL Energy shares is the date of the merger transaction (25 October 2006).

WHAT TO READ/DO NEXT

- Read the AGL merger class ruling on the ATO Legal Database
- *Guide to capital gains tax* – if you need to know more about capital gains tax

Remember to keep the worksheet with your CGT records.

WORKSHEET

AGL Shares exchanged for New Alinta and AGL Energy shares

AGL shares (Section 1)				**New Alinta shares** (Section 2)				**AGL Energy shares** (Section 3)			
Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8	Column 9	Column 10	Column 11	Column 12
Parcel No	Number of AGL shares	Cost base	Acquisition date	Number received (Column 2 x .5775)	Cost base (Column 3 x 27.97%)	Cost Base per share (Column 6 ÷ Column 5)	Acquisition date* (per Column 4)	Number received Column (2)	Cost base (Column 3 x 72.03%)	Cost Base per share (Column 10 ÷ Column 9)	Acquisition date
Pre-CGT shares		N/A	Pre-CGT		N/A	$10.36	25/10/2006		N/A	$15.40	25/10/2006
Post-CGT shares											
1											25/10/2006
2											25/10/2006
3											25/10/2006
4											25/10/2006
5											25/10/2006
6											25/10/2006
7											25/10/2006
8											25/10/2006
9											25/10/2006
TOTALS	A	B		C	D			E	F		25/10/2006

Totals

A = Number of AGL shares you held immediately before the merger
B = Total cost bases of your AGL shares immediately before the demerger
C = Number of New Alinta shares on your holding statement immediately after the merger
D + F = B (The 'total cost bases of your New Alinta shares and AGL Energy shares immediately after the merger should be the same as the 'total cost bases of your AGL shares immediately before the merger. There may be a small difference because of the effect of rounding)
E = Number of AGL Energy shares on your holding statement immediately after the merger

* You are treated for the purposes of the discount CGT concession as having acquired New Alinta shares received for your post-CGT AGL shares on the date you acquired your AGL shares (ie. the date shown in Column 4). If you dispose of your New Alinta shares after the merger and the date of this disposal is more than 12 months after the date you acquired your AGL shares, you can reduce any capital gain by the 50% CGT discount (after applying any capital losses). For more information about the CGT discount method, see the *Guide to Capital Gains Tax*.

PUBLISHED BY

Australian Taxation Office
Canberra
December 2006

JS 6992

OUR COMMITMENT TO YOU

The information in this publication is current at December 2006.